August 11, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Brad Brimhall
Chief Executive Officer
Nevada Classic Thoroughbreds, Inc.
705 North 110th Place
Mesa, AZ 85207

Re:	Nevada Classic Thoroughbreds, Inc.
      Form 10-KSB for the year ended June 30, 2005
	Commission file #: 000-31154

Dear Mr. Brimhall:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements
and
to enhance the overall disclosure in your filing.  We look forward to
working with you in these respects.  We welcome any questions you may
have about our comments or any other aspect of our review.  Feel free
to call us at the telephone numbers listed at the end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended June 30, 2005

Management`s Discussion and Analysis or Plan of Operation, page 5

1. We note your disclosure of the common and horse preferred stock before and after June 30, 2005. Please revise your disclosure to explain each transaction and the date that it occurred as part of the restructuring. Any stock splits or stock dividends that were done subsequent to the balance sheet date but prior to filing your Form 10-
KSB should be given retroactive effect in your financial statements.
See SAB Topic 4C.

Financial Statements

2. We note that you have presented unaudited financial statements in your Form 10-KSB and disclose in Note 3 that you are an inactive registrant and do not need to provide an audited or reviewed quarterly report. It appears from Note 6 that you have issued stock options and therefore would not meet the condition in Rule 3-11(b). It also appears from your MD&A that subsequent to June 30, 2005 you will be issuing warrants to your public shareholders. Please amend your Form
10-KSB to include audited financial statements and the opinion of the independent auditor or alternatively, advise us why you believe you continue to meet the requirements to be deemed an inactive registrant.
If an amendment is filed, the disclosure in Note 11 appears to indicate that the independent auditor`s report will contain an explanatory paragraph describing the uncertainty about the Company`s ability to continue as a going concern in accordance with paragraph 13 of Section 341 of the Statement of Auditing Standards (i.e. SAS 59 and
64).  See Rule 310(a) of Regulation S-B.

Statement of Stockholders Equity, page 9

3. Please revise your statement of stockholders` equity to present clearly and chronologically from the enterprise`s inception:
1) Changes in each account of stockholders equity
2) For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.
3) For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts shall be assigned to any noncash consideration received.
4) For each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.
5) The total amounts of common stock, preferred stock, paid in capital and accumulated deficit at the end of each year.

Notes to the Financial Statements

4. We note your disclosure in the MD&A section that the 5,000 shares that were previously forward split into 2,000,000 shares shall be forward split again 1 to 2, to 4,000,000 shares. Please revise your disclosure in MD&A to state the date at which these stock splits took place. Additionally, please revise your statement of stockholders` equity to reflect each split separately and add a note to the financial statements which discusses the splits and the date at which they occurred.


Note 1. Summary of Significant Accounting Policies

- Long-lived Assets, page 12

5. We note your disclosure that you follow SFAS No. 121 in accounting for your long-lived assets. Please revise the disclosure and confirm that you are following SFAS No. 144, which superseded SFAS No.
121.

Note 9. Fair Market Value of Services Donated by Stockholder, page 15

6. We note your disclosure that a stockholder provided services for which the fair value is estimated at $10,936. It also appears from the Form 10-KSB for the year ended June 30, 2004 that the same estimate of fair value was used in 2003, 2004 and 2005. Please tell us how you determined the fair value of the services and why the amount is the same in each year.

Note 15.  Cash Receivable, page 16

7. We note a beneficial shareholder donated a lump sum to the company that was not received by the date of the report. Similar to the guidance in Topic 4E of the Staff Accounting Bulletins, we believe the receivable from the shareholder should be presented as a deduction from stockholders` equity and not as an asset on the balance sheet.
Please revise accordingly.

Item 8A.  Controls and Procedures, page 17

8. We note that you have not included Item 8a in your filing which should include disclosure of the conclusions of management regarding the effectiveness of your disclosure controls and procedures.
This
item should also disclose any changes to your internal controls over financial reporting. Please revise your filing to include these disclosures. See Item 307 and 308 of Regulation S-B.

Section 302 Sarbanes Oxley CEO/CFO Certifications

9. We note that your CEO/CFO certifications do not include each item required by Rule 13a-14(a) and 15d-14(a). Please revise your certifications to include the following items:
o 4(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
o 4(c) Evaluated the effectiveness of the registrant`s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
o 4(d) Disclosed in this report any change in the registrant`s internal control over financial reporting that occurred during the registrant`s most recent fiscal quarter that has materially affectd, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting; and
5. The registrant`s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant`s auditors and the audit committee of the registrant`s board of directors:
o 5(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant`s ability to record, process, summarize and report financial information; and
o 5(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant`s internal control over financial reporting.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Brad Brimhall
Nevada Classic Thoroughbreds, Inc.
August 11, 2005
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